January 6, 2012

VIA EDGAR AND EMAIL

Ms. Tia Jenkins

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

September 30,
Re:	Wolverine World Wide, Inc.
Form 10-K for the fiscal year ended January 1, 2011
Filed March 2, 2011
File No. 001-06024

Dear Ms. Jenkins:

This letter responds to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated December 22, 2011, regarding the Form 10-K for the fiscal year ended January 1, 2011 filed by Wolverine World Wide, Inc. (the “Company,” “Wolverine,” “we” or “us”), filed on March 2, 2011 (the “Form 10-K”). Each of your comments is set forth below, followed by our corresponding response.

Form 10-K for Fiscal Year Ended January 1, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Results of Operations, page 25

1. Throughout this section, you often use the word “primarily” or refer to two or more factors that contributed to material changes over the reported periods. For example, you state “strong organic growth in unit volume and higher average selling price for the brand footwear, apparel and licensing operations resulted in $122.1 million of the increase” in revenue. Also, you state that the increase in gross margin was “primarily resulted from restructuring and other transition costs…” In future filings, please quantify the amount of the changes contributed by each of the factors or events that you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989).

Response:

In future filings, we will quantify the amount of the changes contributed by each of the identified factors or events in accordance with SEC Release 33-6835 and Instruction 4 to Item 303(a) of Regulation S-K.

2. We note your general discussion in results of operation on lower foreign tax rates. In this regard, we note the trend in your earnings before taxes from foreign affiliates and your provision for foreign income taxes. Please provide additional disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates. To the extent that certain countries have a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries’ operations or the tax environment may impact your results of operations. Please discuss the material trends and uncertainties in the increases in nontaxable earnings in foreign affiliates. Please provide us with the text of proposed disclosures to be included in future filings. We refer you to Section III.B of SEC Release 34-48960.

Response:

We are a United States based multinational company subject to tax in multiple U.S. and foreign tax jurisdictions. Our effective tax rate generally differs from the U.S. federal statutory rate due primarily to lower tax rates on earnings generated by our foreign operations. We have not provided for U.S. taxes for those earnings because we plan to reinvest all of those earnings indefinitely outside the U.S. In Note 7, Income Taxes, to our consolidated financial statements included in the Form 10-K on pages A-16 to A-18, we provide information regarding (1) the foreign component of our pre-tax earnings, (2) the provision for taxes on both our foreign and domestic earnings, and (3) a reconciliation of the amount computed by applying the U.S. federal statutory income tax rate of 35% to our earnings before income taxes and our total income tax expense based on our effective tax rate. This reconciliation includes separate line items for foreign income in jurisdictions not subject to income tax (see the line item captioned “nontaxable earnings of foreign affiliates”) and for the effect of foreign earnings taxed at rates lower than the U.S. federal income tax rate (see the line item captioned “foreign earnings taxed at rates different from the U.S. statutory rate”) We also disclose in Note 7 our expectation that the earnings of our foreign subsidiaries will remain invested overseas indefinitely, and we disclose the amount of those undistributed earnings.

A significant amount of our earnings are generated by our Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, by operations in jurisdictions that are not subject to income tax and free trade zones where we own manufacturing operations. Our effective tax rate will fluctuate based on the mix of earnings from the U.S. and these foreign jurisdictions. However, our effective tax rates for 2009 and 2010, and our projected effective tax rate for 2011 are not materially different, and we do not currently anticipate significant changes in our effective tax rate in the future. In contrast, our effective tax rate in 2009 decreased by four percent from our effective tax rate in 2008, and we disclosed the reason for the change under the heading “Interest, Other and Taxes” on page 28 of our Form 10-K for fiscal 2009.

In connection with the Form 10-K, we considered the following factors in evaluating our disclosure regarding our effective tax rate: (1) specific disclosures made in previous filings regarding the reasons for changes in our effective tax rate; (2) the information provided in the reconciliation of the amount computed by applying the statutory federal income tax rate of 35% to our earnings before income taxes and our total income tax expense, as well as in other specific disclosures regarding the effects of generating earnings in lower-tax jurisdictions; and (3) the fact that there are no currently-anticipated material changes in our operations or treatment of foreign income. The Company is not currently aware of actual or proposed changes in any specific jurisdiction’s tax environment that would be material to the Company. We respectfully advise the Staff that, based on the factors mentioned above and the disclosure in our Form 10-K, we believe the Form 10-K provides investors with the information necessary to understand the impact on our effective income tax rate and obligations of our earnings in countries that have lower statutory tax rates than the U.S. However, we acknowledge the Staff’s comment and after considering our current disclosures and the general effect of possible future changes in other factors that could affect the Company’s effective tax rate, we propose to include in future filings the disclosures described below.

We propose to add the following risk factor to Section 1A of our future filings, including our Annual Report on Form 10-K for our fiscal year ended December 31, 2011. This disclosure will provide further information about the nature and effect of possible changes in our effective tax rate in the future:

A significant amount of the Company’s earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where the Company owns manufacturing operations. As a result, the Company’s income tax expense has historically differed from the tax computed at the U.S. federal statutory income tax rate due to discrete items and because the Company does not provide for U.S. taxes on earnings the Company considers permanently reinvested in foreign operations. The Company’s future effective tax rates could be unfavorably affected by factors including: changes in the tax rates in jurisdictions in which the Company generates income; changes in, or in the interpretation of, tax rules and regulations in the jurisdictions in which the Company does business; decreases in the amount of earnings in countries with low statutory tax rates; or if the Company repatriates foreign earnings for which no provision for U.S. taxes has previously been made. An increase in the Company’s effective tax rate could have a material adverse effect on the Company’s after-tax results of operations and financial position.

In addition, the Company’s income tax returns are subject to examination by the Internal Revenue Service and other domestic and foreign tax authorities. The Company regularly assesses the likelihood of outcomes resulting from these examinations to determine the adequacy of the Company’s provision for income taxes and establishes reserves for potential adjustments that may result from these examinations. While the Company believes the estimates used to establish these reserves are reasonable, there can be no assurance that the final determination of any of these examinations will not have an adverse effect on the Company’s results of operations and financial position.

In future filings we also propose to expand our discussion in MD&A consistent with the following:

The Company maintains certain strategic management and operational activities in overseas subsidiaries and our foreign earnings are taxed at rates that are generally lower than the U.S. federal statutory income tax rate. A significant amount of the Company’s earnings are generated by its Canadian, European and Asia Pacific subsidiaries and, to a lesser extent, in jurisdictions that are not subject to income tax and free trade zones where the Company owns manufacturing operations. The Company has not provided for U.S. taxes for earnings generated in foreign jurisdictions because it plans to reinvest these earnings indefinitely outside the U.S. However, if certain foreign earnings previously treated as permanently reinvested are repatriated, the additional U.S. tax liability could have a material adverse effect on the Company’s after-tax results of operations and financial position.

In addition, in our future filings, we propose to disclose: (1) fluctuations of our pre-tax earnings among various jurisdictions where the impact of such fluctuations on our effective tax rate is material; (2) any potential material exposure related to expected changes in tax rates in jurisdictions where we operate; and (3) any discrete items which materially impact the comparability of our effective tax rate between periods.

As requested in your letter, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions or further comments with respect to the Form 10-K, please direct them to me by phone at 616-863-4404 or by email at grimesdo@wwwinc.com.

Sincerely,

/s/ Donald T. Grimes

Donald T. Grimes

Chief Financial Officer

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